SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GATX Corporation
(Name of Subject Company (Issuer))

GATX Corporation
(Name of Filing Person (Offeror))

5% Senior Convertible Notes due 2023	361448AD5 and 361448AE3
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Deborah A. Golden
Senior Vice President, General Counsel and Secretary
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606
(312) 621-6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

David A. Schuette
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Tel: (312) 780-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$42,089,000	$1,654.10

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 5% Senior Convertible Notes due 2023 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of July 16, 2008 there was $42,089,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $42,089,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of August 15, 2003 (the “Indenture”), by and between GATX Corporation, a New York corporation (the “Company”) and The Bank of New York Trust Company, N.A. (as successor in interest to JP Morgan Chase Bank), as trustee, for the Company’s 5% Senior Convertible Notes due 2023 (the “Securities”), this Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by the Company, with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company Notice to Holders of 5% Senior Convertible Notes due 2023, dated July 17, 2008 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1	through 9.

The Company is the issuer of the Securities and is obligated to purchase for cash all of the Securities if properly tendered by the holders under the terms and subject to the conditions set forth in the Option Documents. The Securities are convertible into shares of common stock, $0.625 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its principal executive offices at 222 West Adams Street, Chicago, Illinois 60606, and the telephone number there is (312) 621-6200. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO-I.

Item 10.	Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Securities to the Company because (i) the consideration being offered to holders of Securities consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A) Company Notice to Holders of 5% Senior Convertible Notes due 2023, dated July 17, 2008.

(a)(1)(B) Form W-9.

(b) Not applicable.

(d)(1) Indenture, dated as of August 15, 2003, by and between the Company and JP Morgan Chase Bank, a New York banking corporation, as trustee, incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-110451) filed on November 13, 2003.

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GATX CORPORATION

By:	/s/ Robert C. Lyons
Name:
Robert C. Lyons

Title:	Senior Vice President and Chief Financial Officer

Date: July 17, 2008